FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Page
Press Release, dated August 10, 2006, of Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)	3

Delhaize America, Inc. unaudited condensed consolidated financial statements for the second quarter ended July 1, 2006	15

Delhaize Group Reports 21.4% Net Profit Increase in First Half 2006 and

Increases Sales Guidance for 2006

Second Quarter 2006 Results

•	Strong comparable store sales growth in the U.S. (+3.4%) and in Belgium (+3.2%)

•	Total sales grew by 6.8%

•	Operating margin expanded to 4.7% (4.5% in 2005)

•	Net profit increased by 23.1%

First Half 2006 Results

•	Total sales grew by 9.0%

•	Net profit increased by 21.4%

2006 Guidance

•	Comparable store sales growth guidance for Delhaize U.S. raised to 2.5% to 3.0% (previously 1.5% to 2.0%)

•	Sales growth guidance of Delhaize Group at identical exchange rates raised to 4.5% to 5.5% (previously 4% to 5%)

•	Confirmation of profit guidance

CEO Comments

“Delhaize Group realized a very strong performance in the second quarter of 2006,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “Our sales growth was outstanding as confirmed by a 3.4% comparable store sales growth in the U.S., the best performance in five years. Our Belgian business has recovered well since the beginning of the year as confirmed by the 3.2% comparable store sales growth in the second quarter. Sales growth also remained impressive in Greece.”

“Our results this quarter can be tied directly to thoughtfully planned and well executed initiatives within the Group such as assortment optimization, market renewals, acceleration of the store opening program and our recent fill-in acquisitions. Our strong first half results and the continued positive developments of our business lead us to raise our full year sales guidance, to increase our U.S. comparable store sales guidance and to confirm our profit guidance for 2006”, concluded Mr. Beckers.

Financial Highlights

Q2 2006 (1)				H1 2006 (1)
Actual Results	At Actual Rates	At Identical Rates	IFRS, in millions of EUR, except EPS	Actual Results	At Actual Rates	At Identical Rates
4,903.4	+6.8%	+6.5%	Net sales and other revenues	9,710.1	+9.0%	+5.5%
228.3	+10.6%	+10.5%	Operating profit	456.9	+11.2%	+7.4%
4.7%	—	—	Operating margin	4.7%	—	—
159.0	+20.7%	+20.6%	Profit before taxes and discontinued operations	313.3	+17.7%	+13.9%
97.3	+25.4%	+25.3%	Net profit from continuing operations	195.3	+21.6%	+17.7%
94.6	+23.1%	+23.1%	Net profit (Group share)	191.9	+21.4%	+17.5%
1.00	+21.9%	+21.9%	Basic net earnings per share (in EUR)	2.03	+20.3%	+16.5%

(1)	The average exchange rate of the U.S. dollar against the euro increased by 0.1% in Q2 2006 and by 4.5% in H1 2006 compared to last year.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. invetors):	+ 1 704 633 82 50 ( ext. 2529)
Hans Michiels:	+ 32 2 412 83 30

INCOME STATEMENT

In the second quarter of 2006, net sales and other revenues of Delhaize Group increased by 6.8% to EUR 4.9 billion. Organic sales growth amounted to 5.7%, the best performance in five years. Exchange rate changes had only a marginal impact on results. Net sales and other revenues increased by 6.5% at identical exchange rates due to:

•	the 5.7% increase of U.S. sales driven by the strong performance of Food Lion and an improved trend at Hannaford. Comparable store sales grew by 3.4% for the U.S. operations, adjusted for the impact of Easter, which fell in the second quarter of 2006 and the first quarter of 2005;

•	the 7.7% increase of Belgian sales due to comparable store sales growth of 3.2% and the acquisition of Cash Fresh at the end of May 2005; and

•	the 14.1% increase of Greek sales due to strong sales momentum in the existing stores and new store openings.

Delhaize Group ended the second quarter of 2006 with a sales network of 2,663 stores compared to 2,636 stores at the end of 2005.

Gross margin increased to 25.2% of net sales and other revenues (compared to 25.0% in the second quarter of 2005) primarily due to better inventory results at Food Lion and in Belgium, continued margin management and price optimization at Food Lion and an improved sales mix at Food Lion, offsetting continued investments in price competitiveness in several companies of the Group. There was particular focus in the second quarter on the price competitiveness of Hannaford.

Selling, general and administrative expenses were stable at 20.8% of net sales and other revenues. The conversion of Kash n’ Karry stores to Sweetbay in Florida (21 Kash n’ Karry stores were converted to Sweetbay in the second quarter), higher utility and fuel prices throughout the Group and higher medical costs in the U.S. put pressure on our expenses, but the good sales increase and expense control efforts neutralized these impacts.

Other operating expenses amounted to EUR 7.8 million, primarily related to closed store expenses and losses on the disposal of fixed assets in the U.S.

The operating margin of Delhaize Group increased to 4.7% of net sales and other revenues compared with 4.5% in 2005. Operating profit increased by 10.6% to EUR 228.3 million.

Net financial expenses decreased by 7.2% to EUR 69.3 million due to the positive impact of debt repayments made in the first half of 2006. The effective tax rate decreased from 41.1% to 38.8% primarily due to the resolution of U.S. state audits.

The stronger operating profit and lower financial expenses and tax rate, resulted in a 25.4% higher net profit from continuing operations of EUR 97.3 million, or EUR 1.01 per basic share (EUR 0.81 in 2005).

In the second quarter of 2006, the Group share in net profit increased by 23.1% to EUR 94.6 million. Per basic share, net profit was EUR 1.00 (EUR 0.82 in the second quarter of 2005) and per diluted share EUR 0.96 (EUR 0.79 in the second quarter of 2005).

FIRST HALF YEAR RESULTS

In the first six months of 2006, Delhaize Group posted:

•	Organic sales growth of 4.5%;

•	Net sales and other revenues growth of 9.0% to EUR 9.7 billion;

•	An operating profit increase of 11.2% to EUR 456.9 million;

•	Net profit from continuing operations up by 21.6%; and

•	Group share in net profit increase of 21.4% to EUR 191.9 million.

CASH FLOW STATEMENT AND BALANCE SHEET

In the second quarter of 2006, net cash provided by operating activities amounted to EUR 255.5 million due to increased profitability and improvements in working capital. Capital expenditures increased to EUR 185.9 million (EUR 154.4 million in the second quarter of 2005) primarily due to the continued Sweetbay roll-out, the market renewal program at Food Lion and more store openings. Delhaize Group generated free cash flow of EUR 72.2 million, and after major debt repayments earlier in the year, the Group held EUR 283.4 million cash and cash equivalents at the end of the second quarter.

The net debt to equity ratio decreased to 78.5% at the end of June 2006 compared to 81.4% at the end of 2005. Delhaize Group’s net debt amounted to EUR 2.7 billion at the end of June 2006, a decrease of EUR 206.9 million compared to EUR 2.9 billion at the end of 2005 due to the weakening of the U.S. dollar between the two balance sheet dates and the continued generation of free cash flow. In April, Delhaize America redeemed USD 563.5 million in bonds with a 7.375% coupon using cash on hand and existing credit facilities.

SEGMENT REPORTING

Second Quarter 2006

		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
	(in millions)	2nd Q 2006	2nd Q 2005	2006 /2005	2nd Q 2006	2nd Q 2005	2nd Q 2006	2nd Q 2005	2006 /2005
United States	USD	4,365.8	4,128.5	+5.7%	5.0%	5.0%	217.4	206.1	+5.5%
United States	EUR	3,474.0	3,277.2	+6.0%	5.0%	5.0%	172.7	163.7	+5.5%
Belgium	EUR	1,068.6	991.8	+7.7%	5.1%	4.6%	54.0	45.8	+18.1%
Greece	EUR	254.0	222.6	+14.1%	2.7%	2.2%	6.9	4.8	+42.1%
Emerging Markets	EUR	106.8	99.7	+7.1%	1.4%	0.3%	1.5	0.2	N/A
Corporate	EUR	—	—	—	—	—	(6.8)	(8.1)	+17.9%

TOTAL	EUR	4,903.4	4,591.3	+6.8%	4.7%	4.5%	228.3	206.4	+10.6%

(1)	All sales are sales to third parties.

First Half 2006

		Net Sales and Other Revenues (1)			Operating Margin		Operating Profit/(Loss)
	(in millions)	1st H 2006	1st H 2005	2006 /2005	1st H 2006	1st H 2005	1st H 2006	1st H 2005	2006 /2005
United States	USD	8,512.3	8,156.9	+4.4%	5.2%	5.1%	440.9	414.7	+6.3%
United States	EUR	6,922.8	6,349.3	+9.0%	5.2%	5.1%	358.6	322.8	+11.1%
Belgium	EUR	2,086.7	1,925.2	+8.4%	4.8%	5.0%	100.3	97.0	+3.4%
Greece	EUR	489.8	437.8	+11.9%	2.1%	1.4%	10.2	6.0	+69.4%
Emerging Markets	EUR	210.8	196.7	+7.1%	1.5%	0.0%	3.2	0.0	N/A
Corporate	EUR	—	—	—	—	—	(15.4)	(14.8)	-3.6%

TOTAL	EUR	9,710.1	8,909.0	+9.0%	4.7%	4.6%	456.9	411.0	+11.2%

(1)	All sales are sales to third parties.

•	In the second quarter of 2006, the contribution of the operations in the United States to the sales of Delhaize Group amounted to USD 4.4 billion, an increase of 5.7% over the second quarter of 2005, mainly due to the strong sales performance at Food Lion and the improved sales trend at Hannaford. The U.S. sales of Delhaize Group grew by 4.4% in the first six months of 2006.

During the second quarter of 2006, comparable store sales, excluding the effect of the timing of Easter, increased by 3.4%, which fell in the second quarter of 2006 and the first quarter of 2005. Including the effect of Easter, comparable store sales growth was 4.1%.

The strong sales momentum at Food Lion was supported by effective price, promotion and marketing initiatives, improved assortment and customer service, the success of the market and concept renewal initiatives, and last year’s store closings by Winn-Dixie, a major competitor of Food Lion. Following a softer first quarter due to weaker consumer spending, Hannaford’s sales grew solidly in the second quarter, supported by effective promotions and marketing initiatives and a solid sales uplift in the former Victory stores. Harveys and Sweetbay continued to perform well in the second quarter, while the non-converted Kash n’ Karry stores suffered a negative sales trend.

Gross margin improved by 6 basis points due to better inventory results, continued margin management and price optimization and an improvement in the sales mix at Food Lion partially offset by targeted price reductions to improve the competitiveness of our U.S. businesses. Selling, general and administrative expenses increased as a percentage of sales by 12 basis points, mainly due to planned expenses related to the Sweetbay conversions, increases in health care costs and higher utility and fuel expenses.

The operating margin of the U.S. business remained stable at 5.0% of net sales and other revenues. The operating profit of the U.S. business of Delhaize Group increased by 5.5% to USD 217.4 million. In the first half of 2006, the operating profit amounted to USD 440.9 million, an increase of 6.3% over 2005.

In the second quarter of 2006, Delhaize Group opened 19 new supermarkets in the U.S. (of which eight were Hannaford stores), including five relocated supermarkets. Four Harveys and five Food Lion stores were closed. In addition, four Food Lion stores were converted to the Harveys’ banner.

Food Lion is progressing rapidly in its renewal work in the Washington, DC market and the entry of the new market of Greenville-Spartanburg, South Carolina. In Washington, three converted Bottom Dollar Food stores and 19 Food Lion stores were relaunched in the second quarter. Approximately 25 Bloom, 11 Bottom Dollar Food and seven Food Lion conversions will be completed in the second half of the year, while approximately 15 Bloom stores will be ready in the early part of the first quarter of 2007 due to delays in obtaining building permits. In the Greenville-Spartanburg market, three Bloom stores and one Food Lion store were opened in the second quarter. They will be followed by two Bloom and two Food Lion stores later this year.

Hannaford continued its organic expansion as part of an accelerated opening plan for this year, with the opening of eight supermarkets in the second quarter, following six store openings in the first quarter. The Company invested in its price competitiveness, with a particular focus on the Massachusetts area.

Twenty-one Kash n’ Karry stores were converted to the Sweetbay Supermarket concept in the second quarter of 2006. At the end of June, 48 Sweetbay stores were in operation, almost half of our Florida company. The remaining 22 stores in the Tampa/St. Petersburg market will be converted to the Sweetbay banner by the end of 2006. Customers continued to react positively to the Sweetbay brand, as reflected in major sales uplifts after conversion.

•	Delhaize Belgium posted net sales and other revenues of EUR 1.1 billion in the second quarter of 2006, an increase of 7.7% versus 2005, despite two less selling days. The Company posted strong comparable store sales growth of 3.2%. Cash Fresh, acquired on May 31, 2005, contributed three months of sales versus one month last year. The good sales momentum confirmed the improving trend of the first quarter despite a continued large number of competitive openings. Delhaize Belgium again increased its market share. During the first half of 2006, sales at Delhaize Belgium grew by 8.4% to EUR 2.1 billion.

The operating margin of Delhaize Belgium increased to 5.1% of net sales and other revenues (4.6% in 2005). Operating profit increased by 18.1% to EUR 54.0 million in the second quarter of 2006 and increased by 3.4% to EUR 100.3 million in the first six months of 2006.

At the end of July, all company-operated supermarkets and all Delhaize City stores were equipped with ACIS, the inventory and margin management system originally developed by the U.S. operations of Delhaize Group. Training of employees and implementation of the different processes related to this system will be completed at the end of the summer. As planned, the first benefits of ACIS should be evident in the last quarter of this year.

•	In the second quarter of 2006, sales in Greece grew 14.1% to EUR 254.0 million due to strong comparable store sales growth and new store openings (12 new stores in the last 12 months to a total of 142). The operating margin of Alfa-Beta increased to 2.7% of sales, while the operating profit increased by 42.1% to EUR 6.9 million. In the first half of 2006, net sales and other revenues increased in Greece by 11.9% to EUR 489.8 million, and operating profit increased by 69.4% to EUR 10.2 million.

•	Net sales and other revenues of the Emerging Markets (Czech Republic, Romania and Indonesia) of Delhaize Group increased by 7.1% to EUR 106.8 million due to the continued good sales momentum in Romania and Indonesia. The operating profit of the Emerging Markets of Delhaize Group amounted to EUR 1.5 million in the second quarter (EUR 0.2 million in 2005). In the first half of 2006, sales increased in the Emerging Markets by 7.1% to EUR 210.8 million, and operating profit increased to EUR 3.2 million.

2006 FINANCIAL OUTLOOK

Based on the strong performance in the first six months of 2006 and our confidence for the remainder of the year, Delhaize Group increases its sales guidance for the full year (at identical exchange rates of 1 EUR = 1.2441 USD):

•	Comparable store sales growth of the U.S. operations of Delhaize Group in 2006 is expected to be in the range of +2.5% to +3.0% (previously +1.5% to +2.0%).

•	It is expected that net sales and other revenue growth of Delhaize Group will be in the range of 4.5% to 5.5% (previously +4.0% to +5.0%).

Delhaize Group confirms its profit guidance at identical exchange rates (1 EUR = 1.2441 USD):

•	Operating profit is expected to grow by 4% to 6% in 2006.

•	Net profit (Group share) growth expectations are between 8% and 12%.

In addition, in 2006:

•	The sales network of Delhaize Group is expected to increase by approximately 85 stores to a total of 2,721 stores (compared to the previous guidance indicating an increase by 96 stores to a total of 2,732 stores).

•	Delhaize Group continues to expect capital expenditures (excluding finance leases) of approximately EUR 770 million at identical exchange rates, including approximately USD 700 million for the U.S. operations of the Group.

Conference Call and Webcast

Delhaize Group’s management will comment on the second quarter and first half 2006 results during a conference call starting August 10, 2006 at 03.00 p.m. CET / 09:00 a.m. EDT. The conference call can be attended by calling +44 20 7162 0125 (U.K.), +1 334 420 4950 (U.S.) or +32 2 290 1411 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the web cast will be available after the conference call at http://www.delhaizegroup.com.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of June 2006, Delhaize Group’s sales network consisted of 2,663 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in net sales and other revenues and EUR 364.9 million (USD 450.4 million) in net profit. At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Summary Income Statement (Unaudited)

2nd Q 2006	2nd Q 2005	(in millions of EUR)	1st H 2006	1st H 2005
4,903.4	4,591.3	Net sales and other revenues	9,710.1	8,909.0
(3,668.6)	(3,441.2)	Cost of sales	(7,246.2)	(6,664.5)

1,234.8	1,150.1	Gross profit	2,463.9	2,244.5
25.2%	25.0%	Gross margin	25.4%	25.2%
19.4	17.3	Other operating income	37.7	34.6
(1,018.1)	(952.4)	Selling, general and administrative expenses	(2,033.3)	(1,854.1)
(7.8)	(8.6)	Other operating expenses	(11.4)	(14.0)

228.3	206.4	Operating profit	456.9	411.0
4.7%	4.5%	Operating margin	4.7%	4.6%
(74.4)	(80.1)	Finance costs	(157.6)	(156.6)
5.1	5.4	Income from investments	14.0	11.6

159.0	131.7	Profit before taxes and discontinued operations	313.3	266.0
(61.7)	(54.1)	Income tax expense	(118.0)	(105.4)

97.3	77.6	Net profit from continuing operations	195.3	160.6

(0.8)	0.7	Result from discontinued operations, net of tax	(0.9)	(1.6)
96.5	78.3	Net profit (before minority interests)	194.4	159.0

1.9	1.4	Net profit attributable to minority interests	2.5	0.8

94.6	76.9	Net profit (Group share)	191.9	158.2

1.2582	1.2594	Average EUR exchange rate in USD	1.2296	1.2847

Earnings per Share (Unaudited)

2nd Q 2006	2nd Q 2005	(in EUR)	1st H 2006	1st H 2005
		Net profit from continuing operations:
1.01	0.81	Basic	2.04	1.70
0.96	0.78	Diluted	1.95	1.63

		Net profit (Group share):
1.00	0.82	Basic	2.03	1.69
0.96	0.79	Diluted	1.94	1.61

		Weighted average number of shares:
94,718,011	93,804,664	Basic	94,499,056	93,702,034
101,564,123	100,731,314	Diluted	101,423,755	100,936,601

95,410,744	94,362,003	Total number of shares at the end of the 2nd quarter (1)	95,410,744	94,362,003

94,867,027	94,018,767	Outstanding shares at the end of the 2nd quarter (1)	94,867,027	94,018,767

(1)	In conjunction with stock option exercises in the second quarter of 2006, Delhaize Group issued 197,558 new shares and used 83,350 shares. Delhaize Group owned 543,717 treasury shares at the end of June 2006.

Summary Balance Sheet (Unaudited)

(in millions of EUR)	June 30, 2006	December 31, 2005	June 30, 2005 (1)
Assets
Non-current assets	7,065.2	7,440.2	7,154.5
Goodwill	2,803.1	2,997.4	2,886.9
Intangible assets	624.4	675.2	666.2
Property, plant and equipment	3,485.9	3,587.7	3,396.0
Investment property and assets held for sale	25.6	28.0	22.6
Financial assets	116.8	138.5	173.2
Other non-current assets	9.4	13.4	9.6
Current assets	2,262.7	2,813.3	2,581.6
Inventories	1,392.9	1,418.0	1,381.7
Receivables and other assets	537.4	561.0	541.8
Financial assets	49.0	29.4	34.2
Cash and cash equivalents	283.4	804.9	623.9

Total assets	9,327.9	10,253.5	9,736.1

Liabilities
Total equity	3,484.6	3,616.7	3,311.9
Shareholders’ equity	3,453.0	3,586.0	3,278.2
Minority interests	31.6	30.7	33.7
Non-current liabilities	3,479.3	3,809.5	3,692.9
Financial liabilities	2,920.1	3,209.0	3,101.1
Provisions and deferred taxes liabilities	519.9	560.6	557.5
Other non-current liabilities	39.3	39.9	34.3
Current liabilities	2,364.0	2,827.3	2,731.3
Financial liabilities	254.0	694.2	675.2
Other current liabilities	2,110.0	2,133.1	2,056.1

Total liabilities and equity	9,327.9	10,253.5	9,736.1

EUR exchange rate in USD	1.2713	1.1797	1.2092

(1)	Revised to take into consideration the tax settlement with the Greek authorities in the fourth quarter of 2005 and adjustments related to the accounting of finance leases.

Summary Statement of Cash Flows (Unaudited)

2nd Q 2006	2nd Q 2005	(in millions of EUR)	1st H 2006	1st H 2005
		Operating activities
96.5	78.3	Net profit (before minority interests)	194.4	159.0
		Adjustments for
113.0	106.0	Depreciation – continuing operations	228.8	207.2
13.2	13.0	Amortization – continuing operations	26.0	25.3
—	0.3	Depreciation and amortization – discontinued operations	—	0.5
0.9	—	Impairment – continuing operations	0.9	—
131.3	129.2	Income taxes, finance costs and income from investments	261.8	250.6
10.3	12.0	Other non-cash items	21.8	20.6
127.6	78.6	Changes in operating assets and liabilities	4.7	(50.1)
(135.3)	(129.6)	Interests paid	(169.4)	(154.9)
2.2	11.0	Interests and dividends received	12.8	13.8
(104.2)	(102.0)	Income taxes paid	(130.0)	(106.9)
255.5	196.8	Net cash provided by operating activities	451.8	365.1

		Investing activities
—	(158.6)	Net increase in investment in subsidiaries	—	(158.6)
(185.9)	(154.4)	Purchase of tangible and intangible assets (capital expenditures)	(309.3)	(248.9)
(26.9)	4.2	Net investment in debt securities	(23.3)	(3.9)
2.6	11.6	Other investing activities	1.6	14.8
(210.2)	(297.2)	Net cash used in investing activities	(331.0)	(396.6)

45.3	(100.4)	Cash flow before financing activities	120.8	(31.5)

		Financing activities
5.6	8.9	Proceeds from the exercise of share warrants and stock options	21.6	21.3
0.1	(4.5)	Purchase of treasury shares	(2.8)	(8.5)
(83.5)	(74.9)	Dividends paid (incl. dividends paid by subsidiaries to minority interests)	(83.8)	(74.9)
(471.4)	(10.4)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	(649.3)	15.4
5.0	5.4	Net escrow funding	10.1	10.2
1.0	(2.2)	Borrowings under (repayments of) short-term loans	90.9	(20.6)

(543.2)	(77.7)	Net cash provided by (used in) financing activities	(613.3)	(57.1)

(14.1)	31.2	Effect of foreign exchange translation differences	(29.0)	52.1
(512.0)	(146.9)	Net increase in cash and cash equivalents	(521.5)	(36.5)
795.4	770.8	Cash and cash equivalents at beginning of period	804.9	660.4
283.4	623.9	Cash and cash equivalents at end of period	283.4	623.9

Summary Statement of Changes in Shareholders’ Equity (Unaudited)

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2006	3,586.0	30.7	3,616.7
Amortization of deferred loss on hedge	1.8	—	1.8
Unrealized gain (loss) on securities held for sale	(1.1)	—	(1.1)
Exchange differences on foreign operations	(246.5)	—	(246.5)

Net income (expense) recognized directly in equity	(245.8)	—	(245.8)
Net profit/(loss)	191.9	2.5	194.4

Total recognized income and expense for the period	(53.9)	2.5	(51.4)
Capital increases	22.9	—	22.9
Treasury shares purchased	(2.9)	—	(2.9)
Treasury shares sold upon exercise of employee stock options	1.0	—	1.0
Tax payment for restricted shares vested	(2.3)	—	(2.3)
Excess tax benefit on employee stock options and restricted shares	3.9	—	3.9
Share-based compensation expense	12.8	—	12.8
Dividends declared	(114.5)	(1.6)	(116.1)

Balances at June 30, 2006	3,453.0	31.6	3,484.6

Total shares	95,410,744
Treasury shares	543,717
Outstanding shares	94,867,027

(in millions of EUR, except number of shares)	Shareholder’s Equity	Minority Interests	Total Equity
Balances at January 1, 2005 (1)	2,847.7	32.9	2,880.6
Amortization of deferred loss on hedge	2.0	—	2.0
Unrealized gain (loss) on securities held for sale	0.8	—	0.8
Exchange differences on foreign operations	347.5	—	347.5

Net income (expense) recognized directly in equity	350.3	—	350.3
Net profit/(loss)	158.2	0.8	159.0

Total recognized income and expense for the period	508.5	0.8	509.3
Capital increases	20.5	—	20.5
Treasury shares purchased	(8.6)	—	(8.6)
Treasury shares sold upon exercise of employee stock options	2.7	—	2.7
Excess tax benefit on employee stock options and restricted shares	(0.4)	—	(0.4)
Share-based compensation expense	13.3	—	13.3
Dividends declared	(105.5)	—	(105.5)

Balances at June 30, 2005 (1)	3,278.2	33.7	3,311.9

Total shares	94,362,003
Treasury shares	343,236
Outstanding shares	94,018,767

(1)	Revised to take into consideration the tax settlement with the Greek authorities in the fourth quarter of 2005 and adjustments related to the accounting of finance leases.

Supplementary Information (Unaudited)

Number of Stores

	End of 1st Q 2006	Change 2nd Q 2006	End of 2nd Q 2006	End of 2006 Planned
United States	1,536	+5	1,541	1,544
Belgium (1)	812	+10	822	854
Greece	137	+5	142	154
Czech Republic	95	—	95	99
Romania	17	—	17	20
Indonesia	47	-1	46	50

Total	2,644	+19	2,663	2,721

(1)	Including 29 stores in the Grand-Duchy of Luxembourg and two stores in Germany.

Organic Sales Growth Reconciliation

2nd Q 2006	2nd Q 2005	% Change	(in millions of EUR)	1st H 2006	1st H 2005	% Change
4,903.4	4,591.3	+6.8%	Net sales and other revenues	9,710.1	8,909.0	+9.0%

(15.8)			Effect of exchange rates	(307.7)

4,887.6	4,591.3	+6.5%	Identical exchange rates growth	9,402.4	8,909.0	+5.5%

(54.6)	(19.2)		Cash Fresh (1)	(108.4)	(19.2)

4,833.0	4,572.1	+5.7%	Organic sales growth	9,294.0	8,889.8	+4.5%

(1)	As Cash Fresh is consolidated since May 31, 2005, the organic sales growth excludes the contribution of Cash Fresh for the month of June in 2005 and for the full quarter or first half in 2006.

Free Cash Flow Reconciliation

2nd Q 2006	2nd Q 2005	(in millions of EUR)	1st H 2006	1st H 2005
255.5	196.8	Net cash provided by operating activities	451.8	365.1
(210.2)	(297.2)	Net cash used in investing activities	(331.0)	(396.6)
26.9	(4.2)	Investment in debt securities	23.3	3.9

72.2	(104.6)	Free cash flow (before dividend payments)	144.1	(27.6)

Net Debt Reconciliation

(in millions of EUR)	June 30, 2006	December 31, 2005	June 30, 2005
Non-current financial liabilities	2,907.8	3,199.9	3,094.5
Current financial liabilities	254.0	694.2	675.2
Derivative liabilities	12.3	9.1	6.6
Derivative assets	—	(1.2)	(5.2)
Investment in securities - non-current	(105.8)	(125.0)	(120.6)
Investment in securities – current	(48.7)	(29.1)	(33.9)
Cash and cash equivalents	(283.4)	(804.9)	(623.9)

Net debt	2,736.2	2,943.1	2,992.7
Net debt to equity ratio	78.5%	81.4%	90.4%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2006			2nd Q 2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,903.4	-15.8	4,887.6	4,591.3	+6.8%	+6.5%
Operating profit	228.3	-0.1	228.2	206.4	+10.6%	+10.5%
Net profit from continuing operations	97.3	-0.1	97.2	77.6	+25.4%	+25.3%
Basic EPS from continuing operations	1.01	—	1.01	0.81	+24.2%	+24.1%
Net profit (Group share)	94.6	—	94.6	76.9	+23.1%	+23.1%
Basic earnings per share	1.00	—	1.00	0.82	+21.9%	+21.9%
Free cash flow	72.2	+8.3	80.5	(104.6)	N/A	N/A

(in millions of EUR, except per share amounts)	1st H 2006			1st H 2005	2006/2005
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	9,710.1	-307.7	9,402.4	8,909.0	+9.0%	+5.5%
Operating profit	456.9	-15.6	441.3	411.0	+11.2%	+7.4%
Net profit from continuing operations	195.3	-6.2	189.1	160.6	+21.6%	+17.7%
Basic EPS from continuing operations	2.04	-0.07	1.97	1.70	+19.7%	+15.9%
Net profit (Group share)	191.9	-6.1	185.8	158.2	+21.4%	+17.5%
Basic earnings per share	2.03	-0.06	1.97	1.69	+20.3%	+16.5%
Free cash flow	144.1	-2.5	141.6	(27.6)	N/A	N/A

(in millions of EUR)	June 30, 2006			Dec 31, 2005	Change
Net debt	2,736.2	+166.3	2,902.5	2,943.1	-7.0%	-1.4%

FINANCIAL CALENDAR

• Press release – 2006 third quarter results	November 9, 2006

IFRS INFORMATION

The interim financial information has been prepared in accordance with the recognition and measurement principles of IFRS, as adopted by the European Union.

REPORT OF THE STATUTORY AUDITOR

Deloitte Bedrijfsrevisoren/Reviseurs d’Entreprises SCC has conducted a limited review of the interim consolidated financial information as at June 30, 2006. This limited review consisted principally of analysis, comparison and discussions of the financial information and therefore was less extensive than an audit, the purpose of which is to form an opinion on the financial statements taken as a whole. This review did not disclose any elements that would have required significant corrections in the interim consolidated financial information. The full report of the statutory auditor on the limited review of the interim consolidated financial information can be found on Delhaize Group’s website at www.delhaizegroup.com.

DEFINITIONS

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

USE OF NON-GAAP FINANCIAL MEASURES

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures that we use are reconciled to financial measures determined in accordance with IFRS.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.

Unaudited Condensed Consolidated Financial Statements*

for the Second Quarter Ended July 1, 2006

*	The financial statements of Delhaize America, Inc. conform to U.S. generally accepted accounting principles.

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

For the 13 and 26 weeks ended July 1, 2006 and July 2, 2005

(Dollars in millions)

	13 Weeks July 1, 2006 (A)	13 Weeks July 2, 2005 (B)	26 Weeks July 1, 2006 (C)	26 Weeks July 2, 2005 (D)	A%	B%	C%	D%
Net sales and other revenues	$4,365.9	$4,128.6	$8,512.5	$8,157.2	100.00	100.00	100.00	100.00
Cost of goods sold	3,190.6	3,019.5	6,197.4	5,955.3	73.08	73.14	72.80	73.01
Selling and administrative expenses	958.7	903.1	1,877.2	1,789.8	21.96	21.87	22.06	21.94

Operating income	216.6	206.0	437.9	412.1	4.96	4.99	5.14	5.05
Interest expense, net	75.6	80.7	153.6	162.2	1.73	1.95	1.80	1.99

Income from continuing operations before income taxes	141.0	125.3	284.3	249.9	3.23	3.04	3.34	3.06
Income taxes	54.5	53.5	113.3	106.4	1.25	1.30	1.33	1.30

Income before loss from discontinued operations	86.5	71.8	171.0	143.5	1.98	1.74	2.01	1.76
Loss from discontinued operations, net of tax	1.1	2.0	2.4	4.2	0.02	0.05	0.03	0.05

Net income	$85.4	$69.8	$168.6	$139.3	1.96	1.69	1.98	1.71

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of July 1, 2006 and December 31, 2005

(Dollars in millions)	July 1, 2006	December 31, 2005
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents	$188.8	$668.3
Receivables, net	122.4	116.9
Receivable from affiliate	14.9	20.3
Inventories	1,232.9	1,198.3
Prepaid expenses	64.4	32.0
Other current assets	33.4	26.7

Total current assets	1,656.8	2,062.5

Property and equipment, net	3,157.2	3,069.4
Goodwill	3,075.4	3,074.0
Intangibles, net	763.5	771.4
Loan to affiliate	—	17.4
Reinsurance recoverable from affiliate	151.4	147.2
Other assets	60.5	80.2

Total assets	$8,864.8	$9,222.1

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term debt	$90.0	$—
Accounts payable	841.3	756.7
Payable to affiliate	3.5	4.5
Accrued expenses	293.5	271.1
Current portion of capital lease obligations	46.1	44.0
Current portion of long-term debt	162.8	581.3
Other current liabilities	146.0	127.5
Deferred income taxes, net	10.2	12.3
Income taxes payable	54.4	72.5

Total current liabilities	1,647.8	1,869.9

Long-term debt, net of current portion	2,120.2	2,279.9
Capital lease obligations, net of current portion	741.0	733.7
Deferred income taxes, net	204.9	211.6
Other liabilities, net	322.9	325.6

Total liabilities	5,036.8	5,420.7

Shareholders’ equity:
Class A non-voting common stock	163.1	163.1
Class B voting common stock	37.7	37.7
Accumulated other comprehensive loss, net of tax	(46.8)	(49.0)
Additional paid-in capital	2,534.8	2,516.5
Retained earnings	1,139.2	1,133.1

Total shareholders’ equity	3,828.0	3,801.4

Total liabilities and shareholders’ equity	$8,864.8	$9,222.1

DELHAIZE AMERICA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in millions)

	26 Weeks 7/1/2006	26 Weeks 7/2/2005
Cash flows from operating activities
Net income	$168.6	$139.3

Reconciliation to net cash flow from operating activities
Depreciation and amortization	248.9	237.8
Stock compensation expense	14.0	16.2
Deferred income tax benefit	(10.2)	(15.8)
Other	18.5	18.2
Net increase in operating assets	(79.2)	(84.3)
Increase in accounts payable	86.4	72.2
Net increase in other operating liabilities	14.6	38.1

Net cash provided by operating activities	461.6	421.7

Cash flows from investing activities
Capital expenditures	(306.6)	(238.2)
Proceeds from sale of property	2.3	7.6
Other investment activity	19.4	14.2

Net cash used in investing activities	(284.9)	(216.4)

Cash flows from financing activities
Proceeds from short-term debt	90.0	—
Principal payments on long-term debt	(575.8)	(9.3)
Principal payments under capital lease obligations	(24.0)	(21.8)
Dividends paid	(139.0)	(125.3)
Transfer from escrow to fund long-term debt	11.8	11.8
Parent common stock (ADSs) purchased	(27.7)	(33.1)
Proceeds from stock options exercised	1.2	3.4
Excess tax benefits related to stock options	7.3	7.6

Net cash used in financing activities	(656.2)	(166.7)

Net (decrease) increase in cash and cash equivalents	(479.5)	38.6
Cash and cash equivalents at beginning of year	668.3	500.0

Cash and cash equivalents at end of period	$188.8	$538.6

The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents.

Non-cash investing and financing activities:
Capitalized lease obligations incurred for store properties and equipment	34.9	24.1
Change in construction in progress accruals	13.8	22.6

DELHAIZE AMERICA, INC.

Supplemental Information

(unaudited)

	Second Quarter ended		Year to Date
	July 1, 2006	July 2, 2005	July 1, 2006	July 2, 2005
FREE CASH FLOW RECONCILIATION (Dollars in millions):

Net cash provided by operating activities	$168.5	$200.6	$461.6	$421.7
Net cash used in investing activities	(160.6)	(116.8)	(284.9)	(216.4)

Free cash flow	$7.9	$83.8	$176.7	$205.3

NET DEBT RECONCILIATION (Dollars in millions):

Short-term debt			$90.0	$—
Long-term debt, net of current portion			2,120.2	2,290.5
Capital lease obligations, net of current portion			741.0	721.6
Current portion of long-term debt			162.8	575.7
Current portion of capital lease obligations			46.1	42.2
Cash and cash equivalents			(188.8)	(538.6)
Escrow funding for Senior Notes			(45.9)	(59.7)

Net debt			$2,925.4	$3,031.7

DELHAIZE AMERICA STATISTICAL AND OTHER FINANCIAL INFORMATION:

Stores opened	19	8	27	18
Stores closed	14	4	23	6
Stores renovated	58	70	64	76

Total stores			1541	1535

Capital expenditures (dollars in millions)	$183.1	$136.6	$306.6	$238.2
Total square footage (in millions)			57.3	56.8
Square footage increase			0%	4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: August 11, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President